Mr. Jeffrey Gordon
United States Securities & Exchange Commission
Washington D.C. 20549

RE: FreeButton, Inc.
Item 4.01 Form 8-K
Filed June 16, 2014
Item 4.01 Form 8-K/A
Filed June 25, 2014
File No. 0-54009

Dear Mr. Gordon:

We have received your comments in the letter dated June 30, 2014 addressed to Mr. James Lynch, President and Chief Executive Officer, FreeButton, Inc.

We have amended our Form 8-K to revise our disclosure in accordance with Item 304(a)(1)(ii) of Regulation S-K.

We have filed an updated Exhibit 16 letter from our former accountants stating their agreement with the statements made in our amended Form 8-K.

We hereby acknowledge that:

•	FreeButton is responsible for the adequacy and accuracy of the disclosure in the filing dated July 21, 2014;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FreeButton may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us with any further comments or clarificatory questions.

Respectfully,

/s/ James Lynch

President and Chief Executive Officer
FreeButton, Inc.